

SECURI 07003347 SSION

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SEC FILE NUMBER
8- 65837

ANNUAL AUDITED REPORT
FORM X17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Devenir, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6385 Old Shady Oak Road, Suite 270
(No. and Street)

Minneapolis (city) Minnesota (State) 55344 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Pence 952-345-0300
(Area Code—Telephone No.)

SEC MAIL PROCESSING RECEIVED WASH, D.C. 158 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard (Address) Minneapolis (City) MN (State) 55405 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 2 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Anthony J. Pence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Devenir, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



LORI L. GLUTH
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page(s)
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in member's deficit	4
Statement of changes in liabilities subordinated to claims of general creditors	5
Statement of cash flows	6
Notes to financial statements	7 - 9
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	10
Computation of net capital	11
REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	12 - 13

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Devenir, LLC (a wholly-owned subsidiary) as of December 31, 2006, and the related statements of income, changes in member's deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devenir, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 31, 2007

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

DEVENIR, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CASH	$ 3,567
ACCOUNTS RECEIVABLE	10,385
PREPAID EXPENSES	15
CLEARING ACCOUNT DEPOSIT	25,000
	$ 38,967

LIABILITIES AND MEMBER'S DEFICIT

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 1,272
ACCOUNTS PAYABLE AND ACCRUED EXPENSES – RELATED PARTY	1,105
SUBORDINATED BORROWINGS	125,000
TOTAL LIABILITIES	127,377
MEMBER'S DEFICIT	(88,410)
	$ 38,967

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF INCOME
Year Ended December 31, 2006

REVENUE		
Investment banking fees		$ 160,250
Asset management commissions		80,682
Interest income		1,187
		242,119
OPERATING EXPENSES		
Employee compensation and benefits	$ 50,295	
Occupancy	54,311	
Licenses and permits	21,356	
Clearance fees	10,285	
Communications and data processing	5,803	
Professional services	78,836	
Interest	10,296	
Other expense	5,622	236,804
NET INCOME		$ 5,315

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CHANGES IN MEMBER'S DEFICIT
Year Ended December 31, 2006

	Member's Deficit
BALANCE – DECEMBER 31, 2005	$ (108,917)
Capital contributions	15,192
Net income	5,315
BALANCE – DECEMBER 31, 2006	$ (88,410)

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2006

BALANCE – DECEMBER 31, 2005 and 2006	$ 125,000

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

OPERATING ACTIVITIES		
Net income		$ 5,315
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	$ (10,385)	
Prepaid expenses	628	
Accounts payable and accrued expenses	(985)	(10,742)
Net cash used by operating activities		(5,427)
FINANCING ACTIVITY		
Capital contributions		7,500
NET INCREASE IN CASH		2,073
CASH		
Beginning of year		1,494
End of year		$ 3,567
SCHEDULE OF NONCASH FINANCING ACTIVITIES		
Conversion of accrued interest on subordinated borrowings to member's equity		$ 7,692

See notes to financial statements.

DEVENIR, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies -

Description of Business

Devenir, LLC (Company) is a "fully disclosed introducing" broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Municipal Securities Rulemaking Board (MSRB) and is a wholly-owned subsidiary of Devenir Group, LLC (Parent). The Company is a Delaware Limited Liability Company which was organized on February 3, 2004, and terminates on February 3, 2102. The Company acquired its license on August 8, 2004, and began operations thereafter.

The Company is engaged in a single line of business which engages in the following types of services, as agreed to with the NASD:

- Broker retailing corporate debt and equity securities
- Retail mutual funds
- Broker U.S. Government securities and sell municipal securities in the secondary markets
- Provide investment advisory services
- Secure private placement of securities

Securities transactions are cleared by Pershing, LLC as the Company's clearing broker.

Accounts Receivable

Accounts receivable represents amounts due from clients for fees and commissions. Management anticipates the receivable balance is fully collectible. Therefore, there is no allowance for doubtful accounts at December 31, 2006.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Commissions and related clearing expenses for securities transactions are recorded on a settlement-date basis.

Investment banking revenues are fees earned from providing private placement, merger-and-acquisition, divesture services and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

(continued)

1. Description of Business and Summary of Significant Accounting Policies - (continued)

Income Taxes

Income or loss of the Company is allocated to the member for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements.

2. Off-Balance Sheet Risk -

The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the related records. The Company is liable to the clearing firm for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event the other parties are unable to fulfill their contractual obligations. A $25,000 clearing account was established to ensure the performance of obligations under the agreement.

3. Net Capital Requirement and Exemption -

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2006, the net capital ratio was .09 to 1 and net capital was $26,190, which exceeded the minimum capital requirement by $21,190.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

4. Subordinated Notes Payable to Related Party –

At December 31, 2006, notes payable to a related party totaled $125,000. These notes are subordinated to general creditors but are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated loan agreements, as amended, expire June 30, 2007, September 30, 2008, and February 28, 2009. Payments of principal and interest are subject to NASD approval. A payment of $50,000 was made, with NASD approval, on January 24, 2007. The notes accrue simple interest at 8.25% and are subordinated in right of payment of all present and future creditors whose debt arises prior to the maturity dates. Interest expense on the subordinated notes payable to a related party was $10,296 in 2006.

(continued)

4. Subordinated Notes Payable to Related Party – (continued)

Future maturities of notes payable to a related party as of December 31, 2006, are as follows:

Year	Amount
2007	$ 75,000
2008	25,000
2009	25,000
Total	$ 125,000

5 Concentration –

The Company earned 23% of its 2006 revenue from two clients and all of its December 31, 2006, accounts receivable is due from two clients.

6. Lease Commitments –

The Company operates in space leased and furnished by its Parent. The Parent charges the Company for use of the office space. Rent expense was $54,311 for 2006.

7. Related Party Transactions –

The Parent company is the sole owner of the Company and is responsible for maintaining net capital requirements.

The Company has an Expense Sharing Agreement with its Parent for the use of certain property and provides for the performance of certain services based on agreed upon expense allocations. The agreement is for one year with renewal options. Expenses under the agreement were $177,648, consisting primarily of compensation, occupancy, and professional services.

8. Subsequent Event –

Certain owners of the Parent have filed an application with the NASD to establish a new broker dealer. If approved, the owners intend to transact investment banking activity within the new entity, rather than within the Company.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Devenir, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated January 31, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 31, 2007

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

DEVENIR, LLC

COMPUTATION OF NET CAPITAL
December 31, 2006

NET CAPITAL	
Member's deficit	$ (88,410)
Subordinated borrowings	125,000
Nonallowable items – accounts receivable and prepaid expenses	(10,400)
NET CAPITAL	$ 26,190
BASIC NET CAPITAL REQUIREMENTS	
Net capital	$ 26,190
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	5,000
Excess net capital	$ 21,190
AGGREGATE INDEBTEDNESS	$ 2,377
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.09
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2006	
Net capital as reported by the Company	$ 26,190
Net audit adjustments	-
	$ 26,190

See independent auditor's report - supplementary information.

Lurie Besikof Lapidus
& Company, LLP

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Devenir, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Devenir, LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Lurie Besikof Lapidus
& Company, LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statement of Devenir, LLC as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated January 31, 2007:

> There is a general lack of segregation of duties since one person has the responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Devenir, LLC for the year ended December 31, 2006, and this report does not affect our report thereon dated January 31, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP
Lurie Besikof Lapidus & Company, LLP

January 31, 2007

END